EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Helix Energy Solutions Group, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 2, 2009, with respect to the consolidated financial statements of Helix Energy Solutions Group, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Helix Energy Solutions Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
March 4, 2009
Houston, Texas